UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Miller Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
600551 20 4
(CUSIP Number)
Walter T. Donaldson, Esq
McGuireWoods LLP
201 North Tryon Street, Suite 2700
Charlotte, North Carolina 28202
(704) 343-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	600551 20 04	Page	2	of	7

1	NAMES OF REPORTING PERSONS Morehead Opportunity Fund, LP EIN 92-0202197

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		595,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		595,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	595,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	600551 20 4	Page	3	of	7

1	NAMES OF REPORTING PERSONS Investors Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		595,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		595,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	595,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 600551 20 4	(Page 4 of 7)
Item 1. Security and Issuer
     This Schedule 13D relates to the shares of common stock (the “Shares”), of Miller Industries, Inc., a Delaware corporation (“Issuer”). The principal executive office of the Issuer is located at 8503 Hilltop Drive, Ooltewah, Tennessee.
Item 2. Identity and Background
     (a) Reporting Persons : This Schedule 13D is filed by Morehead Opportunity Fund, LP, a Delaware limited partnership (“Morehead Opportunity Fund”) and Investors Management Corporation (“IMC,” and together with Morehead Opportunity Fund, the “Reporting Persons”). The general partner of the Morehead Opportunity Fund is Morehead Capital Advisors I, LLC (“Morehead Capital Advisors”). The manager of Morehead Capital Advisors is Mr. Maynard. Richard A. Urquhart III, IMC’s Vice President of Finance, has voting and dispositive power over the shares.
     (b) The principal business address of the Reporting Persons is 5151 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.
     (c) The principal business of Morehead Opportunity Fund is investing in lower middle market companies. The principal business IMC is investing in middle market companies.
     (d) In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Morehead Capital Advisors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Morehead Capital Advisors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Morehead Opportunity Fund, LP is a Delaware limited partnership and Investors Management Corporation is a North Carolina corporation.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons used cash of $5,020,843.27, inclusive of brokerage commissions, to acquire the Shares.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Shares for investment in the ordinary course of business because they believe that when purchased, the Shares were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their holdings of Shares on a continuing basis and in that connection expect to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the financial condition, results of operations and prospects of the Issuer, tax considerations, conditions in the business process outsourcing industry and securities markets, general economic and industry conditions, other investment and business opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, and will in the future take such actions with respect to investment in the Issuer as they deem appropriate. Such actions that the Reporting Persons may take include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving the Issuer; (b) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative

CUSIP No. 600551 20 4	(Page 5 of 7)
transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.
     While neither the Reporting Persons nor Morehead Capital Advisors have any specific plans or proposals that relate to or would result in any of the transactions involving the Reporting Persons described in sub-paragraphs (a) through (e) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (e) of Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on October 28, 2008, the Reporting Persons beneficially owned 595,053 Shares, constituting approximately 5.13% of the Shares outstanding. The percentage of Shares beneficially owned by the Reporting Persons is based upon 11,593,648 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.
     (b) See paragraph (a) above.
     (c) The following purchases of Shares have been made by the Reporting Persons in the past 60 days:

		Average Price
Date	Shares Acquired	(including commissions)
09/18/08	3,003	8.2449
09/18/08	10,000	8.1820
09/18/08	15,767	8.2449
09/22/08	115	8.0000
09/22/08	460	8.0000
09/29/08	11,757	7.9688
09/29/08	47,028	7.9688
10/01/08	7,087	7.4990
10/02/08	12,913	7.2959
10/06/08	300	6.9533
10/07/08	5,200	6.7525
10/08/08	2,200	6.6834
10/09/08	6,999	6.5941
10/10/08	15,101	6.4455
10/14/08	10,000	6.0974
10/15/08	11,778	5.8579
10/16/08	14,360	4.6072
10/16/08	10,250	5.3500
10/16/08	10,250	5.3500
10/20/08	4,200	5.4755
10/21/08	9,500	5.1860
10/22/08	10,670	5.1089
10/23/08	17,400	5.4311
10/24/08	8,230	5.4948
10/27/08	1,000	5.1890
10/28/08	5,300	5.1536
10/30/08	6,900	5.3868
10/31/08	9,700	5.3701

CUSIP No. 600551 20 4	(Page 6 of 7)
     These transactions were the only transactions in the Shares effected during the last 60 days by the Reporting Persons and, to the knowledge of the Reporting Persons, Morehead Capital Advisors.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     None.

CUSIP No. 600551 20 4	(Page 6 of 7)
SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP
Date: October 29, 2008
	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ William Quinton Maynard

	Name:	William Quinton Maynard
	Title:	Manager

INVESTORS MANAGEMENT CORPORATION
Date: October 29, 2008
	By:	/s/ Richard A. Urguhart III

	Name:	Richard A. Urquhart III
	Title:	Vice President of Finance